RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

RECEIVED
2007 JAN 29 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020626

Exemption File No.82 - 35005

24th January, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

Sub: Board Meeting of Reliance Communications Limited to consider Unaudited financial results for the quarter and twelve months ended 31st December, 2006

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have sent a letter dated 24th January, 2007 to the Stock Exchanges in India, intimating that a meeting of the Board of Directors of the Company will be held on **31st January, 2007** to consider Unaudited financial results of the Company for the quarter and twelve months ended 31st December, 2006, as per requirement under the Listing Agreement executed with them.

Kindly take the same on your record.

Thanking You.

Yours faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

PROCESSED
JAN 31 2007
THOMSON FINANCIAL

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

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